April 24, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Brickell Biotech, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File Number 333- 237568

Ladies and Gentlemen:

Brickell Biotech, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-1/A be accelerated so that it will become effective at 4:00 p.m. Eastern time on April 28, 2020, or as soon thereafter as practicable.

Please telephone the undersigned (305-582-4657) or Anna T. Pinedo of Mayer Brown LLP (212-506-2275) if you have any questions with respect to the foregoing.

* * *

Very truly yours,
BRICKELL BIOTECH, INC.
By:	/s/ Andrew Sklawer
Name: Andrew Sklawer
Title: Chief Operating Officer